SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                        Puradyn Filter Technologies Inc.
                        -------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    872405105
                         -----------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 2 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    34.84%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 3 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    34.84%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 4 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    34.84%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 5 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    34.84%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 6 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  4,570,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   4,570,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    34.84%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 872405105                                           Page 7 of 16 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages


                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Puradyn Filter Technologies Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated June 30, 1997 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 3 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


                  i)       Quantum Industrial Partners LDC ("QIP");

                  ii)      QIH Management Investor, L.P. ("QIHMI");

                  iii)     QIH Management, Inc. ("QIH Management");

                  iv)      Soros Fund Management LLC ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros"); and

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the account of QIP.


                              The Reporting Persons

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of QIP. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of QIP, and, as of July 1, 2000, is no longer a Reporting Person.

                  Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

Item 5.  Interest in Securities of the Issuer.

                  (a) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of the 4,570,000 Shares held for the account of QIP (approximately 34.84% of the total number of Shares outstanding).

                                                              Page 9 of 16 Pages

                  (b) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros (by virtue of the QIP Contract) may be deemed to have the sole power to direct the voting and disposition of the 4,570,000 Shares held for the account of QIP.

                  (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 16 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 5, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    QIH MANAGEMENT INVESTOR, L.P.

                                       By:      QIH Management, Inc.,
                                                its General Partner

                                                By: /S/ RICHARD D. HOLAHAN,  JR.
                                                    ---------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


Date: July 5, 2000                    QIH MANAGEMENT, INC.

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Secretary


Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 11 of 16 Pages


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 12 of 16 Pages


                                                         ANNEX A

                                Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

Curacao Corporation                               Managing Director of                       Kaya Flamboyan 9
Company N.V.                                      Netherlands Antilles                       Willemstad
  Managing Director                               corporations                               Curacao,
  (Netherlands Antilles)                                                                     Netherlands Antilles

Inter Caribbean Services Limited                  Administrative services                    Citco Building
 Secretary                                                                                   Wickhams Cay
 (British Virgin Islands)                                                                    Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                     Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC          888 Seventh Avenue
    Director and Vice President                   and General Counsel of Soros Private       33rd Floor
    (United States)                               Funds Management LLC                       New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b)      None of the above persons has any contracts, arrangements,  understandings or relationships with respect to the Shares.


                                                             Page 13 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

N.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................       14

O.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus
          and Mr. Richard D. Holahan, Jr. ............................       15

P.        Power of Attorney,  dated as of January 24, 2000, granted by
          Quantum  Industrial  Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................       16